Exhibit 99.1

For immediate release

PreMD to Present at Cancer Symposium Sponsored by
M.D. Anderson Cancer Center

Toronto, Ontario (February 1, 2006) - - PreMD Inc. (TSX: PMD; Amex: PME) today announced that Dr. Michael Evelegh, Executive Vice President, Clinical and Regulatory Affairs, has been invited to make an oral presentation on the company’s cancer tests at a symposium titled Tumor Markers for Personalized Medicine: The New Frontier, sponsored by The University of Texas M.D. Anderson Cancer Center, March 5 - 9, 2006.

“The M.D. Anderson Cancer Center is one of the world’s most respected centers devoted exclusively to cancer patient care, research, education and prevention,” said Dr. Brent Norton, President and Chief Executive Officer. “This symposium is an excellent opportunity for PreMD to connect with thought leaders in the cancer field and raise awareness of our promising early-detection tests for colorectal, lung and breast cancers.”

The symposium will address the use of tumor markers in the diagnosis and medical management of cancers, newly developed tumor markers, discovery approaches based on new analytical technologies and cancer biology. Attendees include industry and FDA representatives, primary care physicians, medical and radiation oncologists, pathologists, clinical laboratory scientists and cancer researchers.

The University of Texas M.D. Anderson Cancer Center is dedicated to eliminating cancer through outstanding programs that integrate patient care, research and prevention, and through education for undergraduate and graduate students, trainees, professionals, employees and the public.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
# # #

For more information, please contact:
Sarah Borg-Olivier
Director, Communications
416-222-3449 ext. 27
sbolivier@premdinc.com